14048569

AF 3/17

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 4 2014
WASH. D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLIENT ONE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11460 TOMAHAWK CREEK PARKWAY
(No. and Street)

LEAWOOD (City) KANSAS (State) 66211-7810 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL C. TUMA (913) 814-6097
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

L.L. BRADFORD & COMPANY
(Name – *if individual, state last, first, middle name*)

10965 GRANDA LANE, SUITE 201 (Address) LEAWOOD (City) KANSAS (State) 66211 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/14

OATH OR AFFIRMATION

I, MICHAEL C. TUMA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLIENT ONE SECURITIES, LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT AND CCO

Title

Notary Public

SANDRA K MONICAL
Notary Public, State of Kansas
My Appointment Expires
5-25-2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3)*

Client One Securities, LLC

Financial Statements

December 31, 2013

L.L. BRADFORD
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Client One Securities, LLC

Financial Statements

December 31, 2013

Client One Securities, LLC

Financial Statements

December 31, 2013

L.L. Bradford
Certified Public Accountants & Consultants

Board of Directors
Client One Securities, LLC

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Client One Securities, LLC (the Company) as of December 31, 2013 and the related statements of operations and changes in member's equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Client One Securities, LLC. as of December 31, 2013 and the results of its operations, changes in member's equity and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. This information is the responsibility of the Company's management and was derived from, and relates to, the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

L.L. Bradford & Company, LLC

L. L. Bradford & Company
Leawood, Kansas
February 27, 2014

702-735-5030 • 8880 West Sunset Road, Third Floor, Las Vegas NV 89148 • www.llbradford.com

Client One Securities, LLC
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	381,887
Accounts receivable		172,088
Other receivables		146,000
Other assets		175,286
Total assets	$	875,261
Liabilities & Member's Equity		
Liabilities:		
Accounts payable	$	3,386
Accrued liabilities		244,595
Total Liabilities		247,981
Member's Equity		627,280
Total Liabilities and Member's Equity	$	875,261

See notes to financial statements.

Client One Securities, LLC
Statement of Operations
For the Year Ended December 31, 2013

Revenues	
Broker dealer commission revenue	$ 6,136,851
	6,136,851
Expenses	
Broker dealer commission expense	5,023,362
Licensing and fees	492,875
Salary	603,715
Rent	26,945
Employee benefits	91,679
Professional fees	48,220
Office expense	253,919
	6,540,715
Net loss	$ (403,864)

See notes to financial statements.

Client One Securities, LLC
Statement Of Changes in Member's Equity
For the Year Ended December 31, 2013

Balance December 31, 2012	$ 731,145
Capital Contribution	270,000
Net loss	(403,864)
Balance December 31, 2013	$ 597,281

See notes to financial statements.

Client One Securities, LLC
Statement Of Cash Flows
For the Year Ended December 31, 2013

Operating activities:		
Net loss	$	(403,864)
Adjustments to reconcile net loss to cash flows from operating activities:		
Change in assets and liabilities-		
Accounts receivable		(109,391)
Other receivable		44,000
Other assets		(19,452)
Accounts payable		2,818
Accrued liabilities		38,398
Cash flows from operating activities		(447,491)
Financing activities:		
Capital contributed from member		300,000
Cash flows from financing activities		300,000
Decrease in cash		(147,491)
Cash, beginning of year		529,378
Cash, end of year	$	381,887
Supplemental cash flow information:		
Interest paid	$	-
Income taxes paid	$	-

See notes to financial statements.

Client One Securities, LLC
Notes to Financial Statements
December 31, 2013

Note 1: Summary of Significant Accounting Policies

Organization and Basis of Presentation
Client One Securities, LLC (the Company) is a wholly owned subsidiary of Creative One Marketing Corporation, formerly known as Creative Marketing International Corporation. The Company engages in the sale of shares of mutual funds, including open-end investment companies and registered variable annuity contracts and flexible life policies plus collects management fees as a Registered Investment Advisor (RIA).

Broker Dealer Commission Revenue and Expense
The Company pays commission expenses to registered representatives on behalf of the Company. For purposes of financial statement presentation, the Company records registered commission revenue and offsetting registered commission expense to reflect the receipt and payment of these amounts on its behalf.

Cash and cash equivalents
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Gross Dealer Concession Revenue
Gross Dealer Concession revenue is calculated by taking a specific percentage of all gross amounts of the investment dollars received by vendors and represents compensation for the Broker Dealer.

Income Taxes
The Company is disregarded as a separate taxable entity. Consequently, liability for income tax expense is the responsibility of the Company's owner.

Recent issued accounting standards
The Company has evaluated all new accounting pronouncements as of the date these financial standards were issued and determined that none have or will have a material impact on the financial statements or disclosures.

Note 2 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $302,307 and was $252,307 in excess of its required net capital of $50,000. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was 0.82 to 1.

Note 3 – Related Party Transactions

The Company rented its facilities from its parent company and paid approximately $26,945 in rent during 2013.

Note 4 - Income taxes

The Company is a wholly owned subsidiary and therefore is included in the consolidated federal and state tax returns filed by the parent company.

Note 5 – Fair value measurements

The Company adopted ASC Topic 820-10 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities. (The Company has no level 2 assets or liabilities.)

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability. (The Company has no level 3 assets or liabilities.)

Note 6 – Computation of determination of reserve requirements (Rule 15c3-3)

A computation of reserve requirements is not applicable to the Company as the Company qualifies for an exemption under Rule 15c3-3(k) (2) (ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 7 – Information relating to possession or control requirements (Rule 15c3-3)

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k) (2) (ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 8 – Subsequent events

The Company has evaluated all subsequent events through February 27, 2014, the date the financial statements were issued, and determined that there are no subsequent events to record or disclose.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Client One Securities, LLC
Schedule I-Computation of Net Capital Under Rule 15c3-1
December 31, 2013

Computation of Net Capital

1 Total ownership equity form statement of financial condition	$ 627,280
2 Deduct ownership equity not allowed for net capital	-
3 Total ownership equity qualified for net capital	627,280
4 Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
B. Other deductions or allowable credits	-
5 Total capital and allowable subordinated liabilites	627,280
6 Deductions and/or charges:	
A. Total nonallowable assets from statement of financial condition	(324,973)
7 Other additions and/or allowable credits	-
8 Net capital before haircuts on securities positions	302,307
9 Haircuts on securities (computed where applicable to 15c3-1 (f)	-
10 Net capital	$ 302,307

Computation of Basic Net Capital Requirement

11 Minimum net capital required (6-2/3%) of line 19	$ 16,532
12 Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	50,000
13 Net capital requirement (greater of line 11 or 12)	50,000
14 Excess net capital (line 10 less 13)	252,307
15 Net capital less greater of 10% of line 19 or 120% of line 12	$ 242,307

Computation of Aggregate Indebtedness

16 Total AI liabilities from statement of financial condition	$ 247,981
17 Total Adds	-
18 Deducts	-
19 Total aggregate indebtedness	$ 247,981
20 Percent of indebtedness to net capital	82.03%
21 Percent of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0.00%

A reconciliation between the audited computation of Net Capital and the unaudited computation as provided in the Part IIA FOCUS report was not needed as both computations produce the same Net Capital amount.

Client One Securities, LLC
Schedule II-Computation of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
December 31, 2013

The Company did not make a computation for determing the reserve requirements or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3

Client One Securities, LLC
Schedule III-Statement of Changes in Liabilities Subordinated to Claims of General Creditors
December 31, 2013

There were no liabilities subordinated to the claims of creditos at the beginning of, end of, or at any time during the year ended December 31, 2013

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

L.L. Bradford
Certified Public Accountants & Consultants

Report of Independent Registered Public Accounting Firm
On Internal Control Structure
Required by SEC Rule 17a-5

To the Board of Directors
Client One Securities, LLC

In planning and performing our audit of the financial statements of Client One Securities, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governments of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposed described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

L.L. Bradford & Company, LLC

L. L. Bradford & Company
Leawood, Kansas
February 27, 2014

Client One Securities, LLC

Schedule of Assessment and Payments to the SIPC

For the Year Ended December 31, 2013

L.L. Bradford
Certified Public Accountants & Consultants

Board of Directors
Client One Securities, LLC
Shawnee Mission, Kansas

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by Client One Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

L.L. Bradford & Company, LLC

L. L. Bradford & Company
Leawood, Kansas
February 27, 2014

Client One Securities, LLC
Schedule of Assessment and Payments to the SIPC
For the Year Ended December 31, 2013

Total Revenue		
January to December 2013	$ 2,822,507	
July to December 2013	3,314,343	
		$ 6,136,850
Deductions:		
Revenue from the distribution of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products		
January to June 2013	2,110,212	
July to December 2013	2,254,700	
		4,364,912
Commissions. Floor brokerage and clearance paid to other SIPC members in connection with security transactions		
January to June 2013	24,419	
July to December 2013	33,277	
		57,696
Total Deductions		4,422,608
SIPC Net Operating Revenues		1,714,242
General Assessment @ .0025		4,286
Total due for the year ended December 31, 2013		$ 4,286
July 23, 2013 payment to SIPC		1,719
February 20, 2014 payment to SIPC		2,567
Total paid for the year ended December 31, 2013		$ 4,286